300 ERIE BOULEVARD WEST, SYRACUSE, NEW YORK 13202

November 30, 2005

BY EDGAR

Mr. Robert Babula
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     Niagara Mohawk Power Corporation (the "Company")
           Form 10-K for the fiscal year ended March 31, 2005 (File No. 001-2987)

Dear Mr. Babula:

On November 15, 2005, on behalf of the staff (the "Staff") of the U.S. Securities and Exchange Commission, you provided an additional comment on the above-referenced report in a telephone call to Paul Bailey.  The comment related to the Company's responses in its letter dated October 21, 2005 to comments 5 and 12 in the Staff's letter dated September 28, 2005 (the "Comment Letter").  This letter contains the Company's response to that comment.

For convenience, we have transcribed the Staff's comment below in boldfaced italics and provided our response immediately below it.

Note D - Commitments and Contingencies, page 39

Legal Matters - Retail Bypass, page 41

In your letter to the Staff dated October 21, 2005, you indicated in your responses to comments 5 and 12 that the Company had established a reserve of $32 million in connection with one station service customer's accounts receivable balance, and that it reversed this reserve in the first quarter of fiscal 2006.  Please describe the original journal entry that established the reserve.

RESPONSE:

The Company's parent, Niagara Mohawk Holdings, Inc. was merged with a wholly owned subsidiary of National Grid USA on January 31, 2002.  The Company accounted for the merger as an acquisition under the purchase method of accounting and, as a result, measured and recorded its assets and liabilities at their fair values as of the merger date.  Affiliates of NRG Energy, Inc. (NRG) owed the Company $19 million for station service as of that date, but NRG's financial condition was then uncertain, and the fair value of its receivable was estimated as zero.  Consequently, the Company established a $19 million reserve on its "opening", or acquisition-dated, balance sheet, thereby increasing goodwill by $19 million.

Subsequently, the Company continued to provide NRG with station service and established an additional $13 million of reserves for the related charges, which management believed were unlikely to be collected because of NRG's continued uncertain financial condition and its May 2003 bankruptcy filing.  The Company established these reserves by reversing or debiting the revenues that gave rise to the receivables.

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If you have any questions or require additional information regarding our responses, please direct them to me at 508-389-2000 or by fax at 508-389-2605 or to Paul Bailey, Controller, at 508-389-2000 or by fax at 508-389-2925.

Yours truly,

/s/ John G. Cochrane

John G. Cochrane
Chief Financial Officer
Niagara Mohawk Power Corporation